VIA EDGAR ONLY

May 12, 2011

United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
Attention:  Kevin L. Vaughn,
     Accounting Branch Manager

Re:	Positron Corporation
Amendment 2 to Form 10-K for the year ended December 31, 2009
Filed March 4, 2011
Form 10-Q for the quarter ended June 30, 2010
File No. 000-24092

Dear Mr. Vaughn:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated March 17, 2011 (the “Comment Letter”).  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Amendment No.2 to Form 10-K for the fiscal year ended December 31, 2009

Item 10. Directors, Executive Officers, page 22

1.
Please expand your response to prior comment 4 to tell us how you have complied with Regulation S-K Item 405, including specific citations to any authority on which you rely.  Please also tell us how you “have commenced filing the reports required by Section 16,” as indicated in your response; for example, we note that no Forms 3 or 4 have been filed since your last response on December 23, 2010.

We have commenced filing the reports required by Section 16 in order to comply with Item 405 of Regulation S-K and expect to file the remaining reports shortly..

Item 11. Executive Compensation, page 25

2.
Please reconcile your response to prior comment 5 and your disclosure in the outstanding equity awards table on page 26 that Patrick G. Rooney has options to purchase 575,000 shares of common stock with your disclosure in footnote (ee) on page 32 that Mr. Rooney is beneficial owner of 5,075,000 shares that may be acquired pursuant to stock options.  Please also revise future filings to include the option expiration date for each option award. We note that you did not include the option expiration date for your stock option grant to Scott Stiffler in the outstanding equity awards tab1e on page 26.

We have the revised the option table to include the option expiration date for the stock option grant to Scott Stiffler.

We have also revised foot note (ee) as follows:

“Includes 700,000 Series B shares that may be acquired by Mr. Rooney pursuant to options that are exercisable until December 31, 2013.   Does not include 1,119,574,140 shares of common stock held by or convertible to by Solaris Opportunity Fund L.P., over which Mr. Rooney holds voting and dispositive power.”

Item 12. Security Ownership of Directors, Officers, page 30

Security Ownership of Certain Beneficial Owners (a), page 31

3.
Please reconcile your response to prior comment 6 that Patrick J. Rooney holds voting and dispositive power over your shares held by Imagin Diagnostic Centres, Inc.  With your disclosure in footnote (d) to your security ownership of certain beneficial owners table on page 31 that Patrick G, Rooney holds voting and dispositive power over these shares.  Please also expand your response to prior comment 6 to tell us the steps you took to determine, or support your belief, that Patrick J. Rooney holds voting and dispositive power over these shares. We note your disclosure that you “believe”  Mr. Rooney, “the last known officer of Imagin,” holds voting and dispositive power over these shares.

We have revised our footnote (d) as follows:

“Includes 23,000,000 shares owned directly, shares issuable upon full conversion of 3,623,252 shares of Series B Preferred Stock into Common Stock, and 4,575,000 shares that may be acquired pursuant to warrants to purchase common shares that are or will become exercisable within 60 days of April 15, 2010.  The address for IMAGIN Diagnostic Centres, Inc. (“IDC”) is 3014 - 610 Granville St., Vancouver, British Columbia, V6C 3T3, Canada. Patrick J. Rooney, is the principal officer of IDC and holds voting and dispositive power over the securities held by IDC.”

4.
Please reconcile your disclosure in footnote (b) on page 31 that each share of Series B Preferred Stock converts into twenty five shares of common stock with Section 5(a) of Exhibit 4.7 and your disclosure on page 66 that each share of your Series B Preferred.

We have revised our footnote (b) as follows:

“The percentage of outstanding Common Stock assumes full conversion of Convertible Series A, B, and S Preferred Stock into Common Stock and is based on 397,933,773 shares of Common Stock outstanding on April 15, 2010. The Series A converts into a number of fully paid and non-assessable shares of Common Stock equal to one share of Common Stock. Series B converts to into a number of fully paid and non-assessable shares of Common Stock equal to one hundred (100) shares of Common Stock The Series S converts into a number of fully paid and non-assessable shares of Common Stock equal to the number of Series S Preferred Stock being converted multiplied by Ten Thousand (10,000).”(emphasis added).

Security Ownership of Director, page 31

5.
We note your response to prior comment 7 and your revised disclosure in footnote (ee) to your table of security ownership of directors and executive officers on page 32.  We also continue to note that your disclosure in your table of security ownership of directors and executive officers “does not include” all shares beneficially owned by Mr. Rooney.

Please ensure that in future filings your beneficial ownership table, both the number of shares listed in the table and the description of shares beneficially held in the related footnote, include all shares beneficially owned by Mr. Rooney such as the 1,119,574,140 shares of your common stock held by Solaris Opportunity Fund, L.P. Please also ensure that footnote disclosure related to the shares beneficially owned by Mr. Rooney includes an explanation of the number of common shares Mr. Rooney would hold upon full conversion of his Series B and Series S Preferred Stock.

We have revised footnote (ee) as follows:

“Includes 700,000 Series B shares that may be acquired by Mr. Rooney pursuant to options that are exercisable until December 31, 2013.   Does not include 1,119,574,140 shares of common stock held by or convertible to by Solaris Opportunity Fund L.P., over which Mr. Rooney holds voting and dispositive power.”
Item 13. Certain Relationships and Related Transaction, page 32

6.
We reissue prior comment 8 as it relates to your related party transactions with Imagin Molecular Corporation that resulted in the amounts due from Imagin Molecular Corporation mentioned in Note 5 on page 58.

We have revised Item 13 to include the following:

“The amounts due from Imagin Molecular in 2009 were for advances paid by Positron Corp for certain routine monthly expenses to keep the medical device at Beth Israel hospital operating. These amounts were charged against the bad debt reserve during the year ended December 31, 2010 due to the fact that the Company deemed them uncollectible.  The amounts due from  the joint venture Neusoft Positron Medical Systems ("NPMS") were for inventory parts that were purchased by NPMS for work on other machines that they had in their possession.  This receivable was "netted" against the payable due from Positron to NPMS for payment on an Attrius machine during the year ended December 31, 2010.”

Signatures, page 43

7.
We note your response to prior comment 10 and your revised signatures on page 43 and reissue the comment. For example, we note that Patrick G. Rooney, Corey N. Conn, Joseph O. Oliverio, and Dr. Anthony C. Nicholls caused the report to be signed by the registrant, but they did not sign below the text in the second paragraph in their capacities as principal executive officer, principal financial officer, or directors.

We have revised the signature page to cause the report to be signed by the registrant’s officers and a majority of its Board of Directors, in their capacities as officers and directors.

Financial Statements, page 44

Notes to Consolidated Financial Statements, page 51

8.
We note your response to prior comment II and that you indicate that there was no revenue, expenses, or identifiable assets associated with the radiopharmaceuticals segment. However, we note from your response that you have incurred research and development expenses towards the feasibility of manufacturing saleable radiopharmaceuticals. Please reconcile these statements.

The radiopharmaceuticals segment (which currently consists of research and development expenditures towards producing saleable drugs) did not meet the quantitative thresholds necessary to be reported separately as of  September 30, 2010 due to the fact that there were no revenues and limited expenses associated with this segment during the first nine months of the year.  As of September 30, 2010 this segment incurred approximately $45,000 in research and development expenses.  This is less than 1% of operating expenses for the nine months ended September 30, 2010.  The majority of the remaining R&D expense during the nine months was incurred on the Cardio-Assist and related machines.  The radiopharmaceutical segment had approximately $45,000 in total assets, primarily consisting of lab and other equipment, that were acquired during the third quarter, which also totals less than 1% of total assets as of September 30, 2010. The other segment, the medical devices segment, makes up the remainder of the revenues, expenses and identifiable assets of the Company as this has been the Company's primary business focus.

9.
Further to the above, we do not see where you have fully addressed the prior comment.  As previously requested, please explain to us how your presentation of the radiopharmaceutical segment together with the PET imaging devices segment is appropriate under paragraph 280-10-50-12 of the FASB Accounting Standards Codification. In this regard, in light of the significance of the PET imaging devices segment, it appears that paragraph 280-10-50-12 of the FASB Accounting Standards Codification requires you to report information about this operating segment separately.  Provide us with the quantitative analysis of each of the operating segments that supports your conclusion not to report either operating segment separately.

Please see response in Item 8.

Form 10-O for the Quarter Ended September 30. 2010

Note 4. Deposits - Attrius systems, page 9

10.
We note your response to prior comment 16.  Please confirm that you will revise future filings to disclose in greater detail the nature of your sales contracts for these products.  Please also confirm that the revised disclosures will described in more detail how you account for sales transactions similar to the one that you provided within your response including why you recognize revenue upon a gross basis for the sale of the Attrius product.

We will expand our future filings to include greater detail on the nature of the sales contracts and revenue recognition for the Attrius and future products similar to our prior response to you.

11.	Further to the above, please address the following comments on why you believe that you can account for the sale of the Attrius product on a gross basis versus a net basis:

•
Explain to us in more detail why you have general inventory risk considering that the Neusoft Positron Medical Systems facility in China delivers the Attrius product directly to your customers in North America. Within your response, please address when you take title of the Attrius product. Refer to the guidance in Topic 605-45-45-5 of the F ASB Accounting Standards Codification.

•	Explain to us in more detail if you have physical loss inventory risk. Refer to the guidance in Topic 605-45-45-12 of the FASB Accounting Standards Codification.

•
Your response addresses the ability of your customers' ability to have supplier selection rather than your ability to have supplier discretion.  Please explain to us if you have discretion in your supplier selection.  Refer to the guidance in Topic 605-45-45-10 of the FASB Accounting Standards Codification.

•
Please explain to us if you would be obligated to pay the Neusoft joint venture for the purchase of the Attrius product even if you do not fully collect the sale's price of the Attrius product from YOUT customer. Refer to guidance in Topic 605-45-45-13 through 45-14 of the FASB Accounting Standards Codification.

With regards to recording  revenues on a gross basis, Positron has general inventory risk because all deliveries of Attrius machines from the facility in China are per shipping term "ex works", all transportation costs and risks are assumed by the buyer (Positron).  The machines are insured by Positron from the point the machine leaves the China facility until it is installed, operating and accepted by the customer. Positron has credit risk because they are required to pay NPMS for the machine whether or not Positron's customer accepts the machine.  There are no specific return provisions with NPMS. Positron is obligated to pay NPMS regardless of customer payment.

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 16

12.
We note your response to prior comment 19.  As previously requested, please explain to us in more detail how you accounted for the monies received or paid to Neusoft joint venture for the modernization of your PET product and to meet the minimum specifications of the FDA.  Please explain in more detail why you considered certain costs to be periodic costs rather than contributions to the joint venture.  Cite the accounting literature relied upon and how you applied it to your situation.

After the initial investment by Positron in NPMS, no amounts were paid to or from NPMS for the modernization process. This process was funded by NPMS per its agreement between the joint venture parties. Positron incurred some internal costs for coordinating the project such as supplying prints, answering questions, etc. but also charged NPMS for parts, consulting, etc.

As we previously stated, when the first machine was shipped to the Company's location for testing, etc., the Company incurred various costs for employees and consultants to "tweak", validate and learn the nuances of the new hardware as well as the software in order to prepare it for initial customer deliveries. These costs were considered to be period costs for Positron as they had no benefit to NPMS from an ongoing nature.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

POSITRON CORPORATION

By:	/s/ Patrick G. Rooney
Patrick G. Rooney
Chief Executive Officer